SUB-ITEM: 77(c)
MORGAN STANLEY INCOME TRUST



On February 11, 2009, a special meeting of shareholders was held for the purpose of voting on a proposal to approve or disapprove (i) a Plan of Liquidation and Dissolution pursuant to which the Fund's assets would be liquidated, known liabilities satisfied and remaining proceeds distributed to shareholders and
(ii) termination of the Fund.


The result of the shareholder vote was:


For                                 Against                            Withhold
- -----------------------------------------------------------------------------
1,837,615                           123,815                             207,366